Orckit-Corrigent opens new office in Western Europe
CE+T networking vendor demonstrates increased momentum of its sales and business development activities with the opening of a new office in Germany
Tel Aviv, Israel, May 03, 2010 – Orckit Communications Ltd. (NASDAQ: ORCT), the leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced the addition of a new sales office and service center in Germany. The company has brought on industry veteran Mr. Bernd Muehlhaus to lead the new office as Regional Sales Director, where he will be responsible for developing sales channels and partnerships as well as cultivating multi-level relationships with new and existing customers. This announcement marks the latest achievement in a series of global expansion efforts to increase Orckit-Corrigent’s sales activities and local support across key regions with tremendous growth potential, including recent additions in Brazil, India, the Philippines and Thailand.

“We identified that the European market is returning to growth after the latest financial slow down and telecom operators are renewing their investment plans. We are responding by strengthening our presence in Europe to better serve our customers and develop new opportunities,” said Oren Tepper, Vice President, corporate sales at Orckit-Corrigent. “The company’s proven ability to deliver networking solutions for IPTV and residential triple play services, as well as enterprise VPN services, makes our innovative CE+T solutions an ideal fit for the large European market, and Germany in particular. We look forward to working with Mr. Muehlhaus to fulfill this opportunity with new and existing customers and partners.”

Increasing Orckit-Corrigent’s presence in Europe is an important strategic move for the company, as the region is responsible for capturing almost a third of the global Carrier Ethernet market. In addition to its announced customers in Germany and Scandinavia, Orckit-Corrigent currently has other unannounced customers that have deployed the company’s CM-4000 product portfolio for IPTV, Enterprise VPN, mobile backhauling and TDM migration services. The company has also numerous business partnerships throughout Europe.

“I am thrilled to be joining the talented team of professionals at Orckit-Corrigent and have the upmost confidence in the company’s innovative CE+T technologies, solutions and ability to serve our local requirements,” said Bernd Muehlhaus, Regional Sales Director at Orckit-Corrigent. “This is the perfect time for Orckit-Corrigent to enhance its activities with telecommunication service providers in Western Europe with the CM-4000 portfolio now that the local market is ready to accept innovative Layer 2 MPLS at all levels of metro aggregation and circuit emulation technologies.”

Mr. Muehlhaus brings with him more than 16 years of sales and business development experience with telecommunication service providers in the European Carrier Ethernet arena. Before joining Orckit-Corrigent, he served as the Vice President Sales Channel Partner for DATUS AG, Sales Director Central Europe for Telco Systems and Account Manager Central and Eastern Europe for Atrica Germany. In addition, Mr. Muehlhaus has held various positions at Tellabs and other leading companies.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global  economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.